As filed with the Securities and Exchange Commission on October 3, 2002.
                                                      Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        --------------------------------

                                TEREX CORPORATION
             (Exact name of registrant as specified in its charter)

          Delaware                                               34-1531521
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)
                               500 Post Road East
                           Westport, Connecticut 06880
                                 (203) 222-7170
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                        --------------------------------

                               Eric I Cohen, Esq.
                                Terex Corporation
                               500 Post Road East
                           Westport, Connecticut 06880
                                 (203) 222-7170
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                        --------------------------------

                                   Copies To:

                                 Bryan Cave LLP
                           1290 Avenue of the Americas
                            New York, New York 10104
                        Attention: Stuart A. Gordon, Esq.

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

===================================== ================= ======================
                                           Amount         Proposed Maximum
         Title of Class of            to be Registered     Offering Price
    Securities to be Registered             (1)             Per  Share(2)
------------------------------------- ----------------- ----------------------
Common Stock, $.01 par value          5,065,549 shares         $16.90
===================================== ================= ======================

======================= =======================
      Proposed
  Maximum Aggregate           Amount of
   Offering Price(2)      Registration Fee
----------------------- -----------------------
     $85,607,778                $7,876
======================= =======================

(1) Includes 2,473,500 shares (which have been estimated solely for purposes of this Registration Statement), which may be issued to the selling stockholders under certain circumstances as more fully described in this Registration Statement and in the Merger Agreement dated as of July 19, 2002, as amended, among Terex Corporation, Magic Acquisition Corp., Genie Holdings, Inc., and the selling stockholders, which Merger Agreement is filed as an exhibit hereto.

(2) Estimated solely for purposes of calculating the registration fee pursuant to the provisions of Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the reported last high and low sales prices on the New York Stock Exchange on September 30, 2002.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED OCTOBER 3, 2002

                                2,592,049 Shares

                                TEREX CORPORATION

                                  Common Stock

                              ____________________


     The stockholders of Terex Corporation listed in this prospectus under the section entitled "Selling Stockholders" are offering and selling up to 2,592,049 shares of our common stock under this prospectus. The shares of common stock being offered under this prospectus were issued by us to the stockholders of Genie Holdings, Inc., an aerial equipment manufacturing company, in connection with our acquisition of Genie on September 18, 2002. Information concerning the selling stockholders and the times and manner in which they may offer and sell the shares of our common stock under this prospectus is described under "Selling Stockholders" and "Plan of Distribution" in this prospectus. We cannot assure you that all or any portion of the shares of common stock offered under this prospectus will be resold.

     We will not receive any of the proceeds from the sale of shares being offered by the selling stockholders.

     Our common stock is traded on the New York Stock Exchange under the symbol "TEX." On September 30, 2002, the closing sale price of our common stock as reported on the New York Stock Exchange was $16.90 per share.

     Our principal executive offices are located at 500 Post Road East, Westport, Connecticut 06880, and our telephone number is (203) 222-7170.

     No underwriting is being used in connection with this offering of common stock. The shares of common stock are being offered without underwriting discounts. The expenses of this registration will be paid by us. Normal brokerage commissions, discounts and fees will be payable by the selling stockholders.

     Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is              , 2002.

                                TABLE OF CONTENTS

                                                                           Page

ABOUT THIS PROSPECTUS.........................................................2

FORWARD-LOOKING STATEMENTS....................................................2

TEREX CORPORATION.............................................................4

RECENT DEVELOPMENTS...........................................................6

RISK FACTORS..................................................................7

USE OF PROCEEDS...............................................................9

SELLING STOCKHOLDERS.........................................................10

DESCRIPTION OF COMMON STOCK..................................................11

PLAN OF DISTRIBUTION.........................................................12

LEGAL MATTERS................................................................13

EXPERTS......................................................................13

WHERE YOU CAN FIND MORE INFORMATION..........................................13

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................13


                              ____________________

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. These securities are not being offered for sale in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     Information contained in our web site does not constitute part of this prospectus.

                              ____________________

                              ABOUT THIS PROSPECTUS

     This prospectus relates to the sale by the selling stockholders of up to 2,592,049 shares of our common stock. The selling stockholders may sell the common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the common stock the selling stockholders may offer. To the extent required, each time the selling stockholders sell shares of our common stock, a prospectus supplement will be provided that will contain specific information about the terms of that offering. You should read this prospectus and any accompanying prospectus supplement together with the additional information contained under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents By Reference."

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain and refer to forward-looking statements that involve risks and uncertainties. Generally, the words "may," "expects," "intends," "anticipates," "plans," "projects," "estimates" or similar words are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. We have based these forward-looking statements on our current expectations and projections about future events. These statements are not guarantees of future performance. It is possible that actual events and results will differ materially as future events are difficult to predict. In addition, many of the risks, uncertainties and assumptions about us are beyond our control. Some of these risks, uncertainties and assumptions are:

     o our business is highly cyclical and continuing weak general economic conditions may affect the sales of our products and our financial results;

     o construction and mining activity are affected by interest rates and government spending;

     o our ability to successfully integrate new businesses may affect our future performance;

     o    changes in our key management personnel;

     o our businesses are in very competitive industries and may be affected by pricing, product and other actions taken by our competitors;

     o    changes in laws and regulations;

     o we manufacture and sell our products in many countries and we may be affected by changes in exchange rates between currencies, as well as international politics;

     o our ability to manufacture and deliver our products to customers on a timely basis;

     o the ability of our suppliers to supply us with parts and components at competitive prices on a timely basis;

     o our ability to pay dividends may be limited by the terms of our existing debt agreements and state law;

     o we have a significant amount of debt and our debt agreements contain a number of restrictive covenants; and

     o    we are subject to various environmental laws and regulations.

                                       -2-

     The forward-looking statements made or referred to in this prospectus and the documents incorporated by reference reflect our expectations and projections at the time the statement was made. We do not undertake any obligation to update publicly any forward-looking statement which may result from changes in events, conditions, circumstances or expectations on which we have based any forward-looking statement.

                                TEREX CORPORATION

     We are a diversified global manufacturer of a broad range of equipment for the construction, infrastructure and mining industries. We are building a growing franchise under the Terex brand name. We remain focused on our mission of delivering products that are reliable and cost effective and producing equipment that improves our customers' return on invested capital. Our products are manufactured at plants in the United States, Europe, Australia and Asia, and are sold primarily through a worldwide distribution network with over 2,000 locations to the global construction, infrastructure and surface mining markets.

     Over the past several years, we have implemented a series of interrelated operational and strategic initiatives designed to create a competitive advantage in the marketplace. These initiatives include: (i) providing customers with lower cost products to increase their return on invested capital; (ii) implementing a variable cost structure with over 80% of cost of sales from purchased components; (iii) reducing selling expense and eliminating non-value-added functions throughout the organization; and (iv) increasing product and geographic diversity through internal development and acquisitions.

     We previously operated in three business segments: Terex Americas, Terex Europe and Terex Mining. On September 11, 2002, we announced a new operating structure which is comprised of four business segments: Terex Construction, Terex Cranes, Terex Mining and Terex Roadbuilding and Utility Products and Other. On September 18, 2002 we consummated the acquisition of Genie Holdings, Inc., a manufacturer of aerial work platforms. Genie will comprise a new business segment, Terex Aerial Work Platforms.

     Our principal executive offices are located at 500 Post Road East, Westport, Connecticut 06880, and our telephone number is (203) 222-7170.

Terex Construction

     The Terex Construction segment designs, manufactures and markets loader backhoes, articulated and rigid off-highway trucks, mobile crushing and screening equipment, excavators (including both mini- and midi-excavators), compaction equipment, loading machines, wheeled loaders, rough terrain telescopic boom material handlers, related components and replacement parts, and other products. Currently, Terex Construction products are marketed under the following brand names: Atlas, Benford, B. L. Pegson, CPV, Fermec, Finlay, Fuchs, Italmacchine, Matbro, Powerscreen, Schaeff, Square Shooter and Terex. These products are used primarily by construction, logging, mining, industrial and government customers in building roads and commercial and residential buildings and supplying coal, minerals, sand and gravel.

Terex Cranes

     The Terex Cranes segment designs, manufactures and markets telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), lattice boom cranes, tower cranes, truck mounted cranes (boom trucks), related components and replacement parts, and other products. Currently, Terex Cranes products are marketed under the following brand names: American, Bendini, Comedil, Demag, Franna, Koehring, Lorain, Marklift, Peiner, PPM, RO and Terex. These products are used primarily for construction, repair and maintenance of infrastructure, building and manufacturing facilities.

Terex Mining

     The Terex Mining segment designs, manufactures and markets large hydraulic excavators and high capacity surface mining trucks, related components and replacement parts, and other products. Currently, Terex Mining products are marketed under the following brand names: Lectra Haul, O&K,

Payhauler, Terex and Unit Rig. These products are used primarily by mining and government customers in supplying coal and minerals.

Terex Roadbuilding and Utility Products and Other

     The Terex Roadbuilding and Utility Products and Other segment designs, manufactures and markets equipment for the roadbuilding, utility and light construction industries. Products include asphalt and concrete plants and pavers, reclaimers, stabilizers and milling machines, crushing and screening equipment, aerial devices, digger derricks, tree trimmers, light towers, generators, related components and replacement parts, and other products. Currently, Terex Roadbuilding and Utility Products and Other products are marketed under the following brand names: Advance, Amida, Bartell, Bid-Well, Canica, Cedarapids, Cifali, CMI, Coleman Engineering, Grayhound, Hi-Ranger, Jaques, Johnson-Ross, Load King, Morrison, Muller, Re-Tech, Royer, Simplicity, Telelect and Terex. These products are used primarily by government, utility and construction customers to build roads, maintain utility lines and trim trees.

Terex Aerial Work Platforms

     With the completion of the acquisition of Genie, Terex has instituted a new business segment, Terex Aerial Work Platforms. The Terex Aerial Work Platforms segment designs, manufactures and markets aerial work platforms equipment for the construction, manufacturing, maintenance and other industries. Products include material lifts, trailer mounted booms, scissor lifts, self-propelled telescopic booms, self-propelled articulating booms, related components and replacement parts, and other products. Terex Aerial Work Platforms products are marketed under the following brand names: Genie and Terex Aerials. These products are used primarily by customers to safely lift people and/or equipment as required to build and/or maintain large physical assets and structures.

                               RECENT DEVELOPMENTS

     On July 3, 2002, we entered into an amended and restated credit facility with our bank lending group. The revised credit agreement provides for $375 million of term debt maturing in July 2009 and a revolving credit facility of $300 million that is available through July 2007. The facility also includes provisions for up to an additional $250 million of term borrowings by us on terms similar to the current term loan debt under the facility. We borrowed an additional $210 million through this incremental term loan opportunity on September 13, 2002. As a part of the revised credit agreement, we made amendments to certain covenants and other provisions to allow us more flexibility.

     On August 30, 2002, we announced that we had completed the acquisition of Demag Mobile Cranes GmbH & Co. KG, or Demag, for approximately 160 million Euro. Demag, headquartered in Zweibrucken, Germany, manufactures and distributes telescopic and lattice boom cranes and had 2001 revenues of approximately $360 million.

     On September 18, 2002, we consummated the acquisition of Genie Holdings, Inc., or Genie, a manufacturer of aerial work platforms with 2001 revenues of approximately $575 million. The purchase consideration was $75 million, consisting of $64.9 million in shares of our common stock and $10.1 million in cash. In addition, we assumed and are refinancing approximately $175 million of Genie's debt, using the proceeds of the incremental term loan borrowing described above.

     We issued approximately 3.2 million shares of our common stock to the Genie shareholders in connection with the acquisition of Genie. Of these shares, 979,864 shares have been deposited in an escrow account in order to ensure that the representations, warranties and covenants made by the selling stockholders to us are not breached and in order to provide a source of indemnification to us. In addition, we may issue additional shares of common stock to the selling stockholders in the event that (i) our stock does not appreciate to certain levels at specific times in the future or (ii) we receive payments related to a particular outstanding receivable that is owed to Genie by an unrelated third party. Please see the section entitled "Selling Stockholders" in this prospectus for more information regarding the additional shares of common stock that we may issue to the selling stockholders.

                                  RISK FACTORS

     Investing in shares of our common stock can be risky. Before you invest in shares of our common stock, you should carefully consider the following factors and other information contained or incorporated in this prospectus.

                         Risks Related to this Offering

Our significant debt levels may limit our future ability to obtain additional financing and to pursue business opportunities.

     As of June 30, 2002, we had total debt of approximately $1,098 million, which represented approximately 60.6% of our total capitalization. As of June 30, 2002, on a pro forma basis after giving effect to the acquisition of Genie and Demag, our total debt would have been approximately $1,547 million, which would have represented approximately 66.6% of our total capitalization.

     There are several important consequences of having debt, including the following:

     o a portion of our cash from operating activities will be used to pay principal and interest on our debt;

     o competitive pressures and adverse economic conditions are more likely to have a negative effect on our business; and

     o our ability to make acquisitions and to take advantage of significant business opportunities may be negatively affected.

     Our ability to pay the required interest and principal payments on our debt depends on the future performance of our business. The performance of our business is subject to general economic conditions and other financial and business factors. Many of these factors are beyond our control. If we do not have enough cash flow in the future to pay the required interest or principal payments on our debt, we may be required to refinance all or a part of our debt or borrow additional amounts. We do not know if refinancing our debt will be possible at that time or if we will be able to find someone who will lend us more money.

     In addition, because part of our debt bears interest at floating rates, an increase in interest rates could adversely affect our ability to make the required interest and principal payments on our debt.

Our inability to comply with the restrictive debt covenants contained in our existing debt agreements could lead to an acceleration of our debt under our debt agreements and possibly bankruptcy.

     Our existing debt agreements contain a number of significant covenants. These covenants limit our ability to, among other things, borrow additional money, make capital expenditures, pay dividends, dispose of assets and acquire new businesses. These covenants also require us to meet certain financial tests. Changes in economic or business conditions, results of operations or other factors could cause us to default under our debt agreements. If we are unable to comply with these covenants, there would be a default under our debt agreements. A default, if not waived by our lenders, could result in acceleration of our debt and possibly bankruptcy.

                          Risks Related to Our Business

We may face limitations on our ability to integrate acquired businesses.

     We expect to continue our strategy of identifying and acquiring businesses with complementary products and services which we believe will enhance our operations and profitability. We may pay for future acquisitions from internally generated funds, bank borrowings, public offerings, private sales of stock or bonds, or some combination of these methods. However, we cannot give any assurance that we will be able to continue to find suitable businesses to purchase or that we will be able to raise the money necessary to complete future acquisitions.

     In addition, we cannot guarantee that we will be able to successfully integrate any business we purchase into our existing business or that any acquired businesses will be profitable. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. If we are unable to complete the integration of new businesses in a timely manner, it could have a materially adverse effect on our results of operations and financial condition.

Our business is highly cyclical.

     The demand for our products depends upon the general economic conditions of the markets in which we compete. Downward economic cycles result in reductions in sales of our products, which may reduce our profits. We anticipate continuing weak economic conditions in many of our end markets in the near-term. We have taken a number of steps to reduce our fixed costs and diversify our operations to decrease the negative impact of these cycles. There can be no assurance, however, that these steps will prevent the negative impact of poor economic conditions.

We operate in a highly competitive industry.

     We compete in a highly competitive industry. To compete successfully, our products must excel in terms of quality, price, product line, ease of use, safety and comfort, and we must also provide excellent customer service. The greater financial resources of certain of our competitors may put us at a competitive disadvantage.

We rely on key management.

     We rely on the management and leadership skills of Ronald M. DeFeo, Chairman of the Board, President and Chief Executive Officer. Mr. DeFeo has an employment agreement with us which expires on December 31, 2004. The loss of his services could have a significant, negative impact on our business.

We are subject to currency fluctuations and other risks from our international operations.

     Our products are sold in over 100 countries around the world. Thus, our revenues are generated in foreign currencies, including the Euro, British Pound Sterling and Australian Dollar, while costs incurred to generate those revenues are only partly incurred in the same currencies. Since our financial statements are denominated in U.S. Dollars, changes in currency exchange rates between the U.S. Dollar and other currencies have had, and will continue to have, an impact on our earnings. To date, this impact has not been material on our earnings. To reduce this currency exchange risk, we may buy protecting or offsetting positions (known as "hedges") in certain currencies to reduce the risk of an adverse currency exchange movement. We have not engaged in any speculative or profit motivated hedging activities. Although we partially hedge our revenues and costs, currency fluctuations will impact our financial performance in the future.

     Our international operations are also subject to a number of potential risks. Such risks include, among others, currency exchange controls, labor unrest, regional economic uncertainty, political instability, restrictions on the transfer of funds into or out of a country, export duties and quotas, domestic and foreign customs and tariffs, current and changing regulatory environments, difficulty in obtaining distribution support and potentially adverse tax consequences. These factors may have an adverse effect on our international operations in the future.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

     We generate hazardous and nonhazardous wastes in the normal course of our manufacturing operations. As a result, we are subject to a wide range of federal, state, local and foreign environmental laws and regulations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous and nonhazardous wastes. These laws and regulations also impose liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances.

     Compliance with these laws and regulations requires us to make expenditures. We do not expect that these expenditures will have a material adverse effect on its business or profitability.

Restrictions on Dividends

     Our ability to pay dividends on our common stock is limited under the terms of our existing debt agreements. In addition, Delaware law generally restricts us from paying dividends in circumstances where the payment would make our liabilities exceed our assets or where the payment would make us unable to pay our debts as they become due.

     We do not plan on paying dividends on our common stock in the near term. Instead, we intend to retain any earnings to repay indebtedness and to fund the development and growth of our business. Any future payments of cash dividends will depend on our financial condition, capital requirements and earnings, as well as other factors that the Board of Directors may consider.

                                 USE OF PROCEEDS

     All net proceeds from the sale of our shares of common stock being offered by this prospectus will go to the selling stockholders who are offering and selling their shares of common stock. Accordingly, we will not receive any of the proceeds from the sale of the shares of common stock being offered under this prospectus for the account of the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth the names of the selling stockholders, certain information regarding the beneficial ownership of shares of our common stock by the selling stockholders as of September 30, 2002 and the number of shares of common stock that the selling stockholders may offer pursuant to this prospectus. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our common stock, we cannot estimate how many shares the selling stockholders will beneficially own after this offering. We may update the disclosure in this section, to the extent we are required by law to do so.

     Since the date on which the selling stockholders provided this information, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in a transaction or series of transactions exempt from the registration requirements of the Securities Act of 1933, as amended. Information concerning the selling stockholder may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required.

                               Number of Shares of            Number of Shares
      Name of                  Common Stock Owned             of Common Stock
Selling Stockholder        Prior to the Offering(1)(2)      Being Offered (1)(2)
-------------------        ---------------------------      --------------------

Robert Wilkerson                1,273,807(3)                    1,273,807

S. Ward Bushnell                  824,827(4)                      824,827

F. Roger Brown                    308,269                         308,269

Wilkerson Limited                  92,573                          92,573
  Partnership

Bushnell Limited                   92,573                          92,573
  Partnership

All Selling Stockholders
  as a Group                    2,592,049                       2,592,049

________________

(1) This amount includes certain escrow shares which have been deposited in an escrow account to ensure that the representations, warranties and covenants made by the selling stockholders to us are not breached and in order to provide a source of indemnification to us. In the event any claims are made, the escrow shares will be sold by the escrow agent on behalf of the selling stockholders to satisfy such claims. Subject to the terms of an Escrow Agreement among us, the selling stockholders and Deutsche Bank Trust Company Americas, as escrow agent, the escrow shares will be released from escrow and issued to the selling stockholders in the following manner: (i) 50% of the escrow shares will be released from escrow on September 18, 2003, (ii) 50% of the remaining escrow shares will be released from escrow on March 18, 2004 and (iii) the remaining escrow shares will be released from escrow on September 18, 2004.

(2) This amount does not include additional shares of common stock which may be issued to the selling stockholders under certain circumstances described below.

(3)  Represents 2.7% of the outstanding shares of common stock of Terex.

(4)  Represents 1.7% of the outstanding shares of common stock of Terex.

     We entered into an Agreement and Plan of Merger, or Merger Agreement, with Magic Acquisition Corp. (a wholly owned subsidiary of ours), Genie, and the selling stockholders pursuant to which Magic Acquisition Corp. was merged with and into Genie. The selling stockholders were all of the stockholders of Genie. The transactions contemplated by this Merger Agreement were consummated on September 18, 2002.

     Subject to certain exceptions described in the Merger Agreement, the Merger Agreement provides that within thirty days after September 18, 2003, March 18, 2004 and September 18, 2004 (each, a "Qualifying Date"), we will issue additional shares of common stock to the selling stockholders in the event that the average price of our common stock for the ten day period ending on each Qualifying Date is not equal to or greater than $23.47. In addition, the Merger Agreement provides that, beginning on September 18, 2002 and every six months thereafter, we will issue shares of our common stock to the selling stockholders which will represent a percentage of any amounts that we receive on account of the collection of a particular outstanding receivable that is owed to Genie by an unrelated third party. These conditional payments are more fully described in the Merger Agreement. We are required under the registration rights agreement, dated as of September 18, 2002, by and among Terex and the selling stockholders, to use reasonable best efforts to keep the registration statement effective until the earlier of September 18, 2004 or the date on which the selling stockholders no longer own shares of common stock, subject to certain exceptions.

     We will file a prospectus supplement to this prospectus to reflect any increase in the number of shares of common stock being offered by the selling stockholders hereunder in the event the circumstances described above occur.

                           DESCRIPTION OF COMMON STOCK

     Our restated certificate of incorporation authorizes us to issue up to 150,000,000 shares of our common stock. As of September 30, 2002 we had 47,325,390 shares of our common stock outstanding.

     The following is a summary of the material terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. Accordingly, you should read carefully the more detailed provisions of our restated certificate of incorporation and amended and restated bylaws.

     Each outstanding share of our common stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of common stock have equal ratable rights to any dividends that may be declared by the board of directors out of legally available funds.

     Holders of our common stock have no conversion, redemption or preemptive rights to subscribe for any of our securities. All outstanding shares of our common stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of our affairs, holders of our common stock will be entitled to share ratably in our assets remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any outstanding shares of preferred stock.

     Our restated certificate of incorporation provides that directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by Delaware law. Our amended and restated bylaws provide for indemnification of our officers and directors to the fullest extent permitted by Delaware law.

     Our amended and restated bylaws provide that our stockholders must provide prior notice for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders meeting. This provision could be considered an "anti-takeover" provision.

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                              PLAN OF DISTRIBUTION

     The shares of common stock may be sold from time to time by the selling stockholders, or by pledgees, donees, transferees or other successors in interest, to the public. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These selling stockholders could transfer, distribute, devise or gift shares by other means. Alternatively, the shares of common stock may be sold from time to time in one or more of the following transactions, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to this prospectus, as supplemented, (c) an exchange distribution in accordance with the rules of such exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (e) face to face transactions between sellers and purchasers without a broker-dealer and (f) by writing options. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus, as supplemented. From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, and may sell and deliver the shares related to these transactions. For example, these selling stockholders may (i) enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with such selling stockholder; (ii) sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions; (iii) write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares; (iv) enter into option transactions or other types of transactions that require such selling stockholders to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus or
(v) loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

     From time to time selling stockholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a selling stockholder, the broker may offer and sell the pledged shares of common stock from time to time as described above.

     Any broker and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Because the selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. We have advised the selling stockholders that the anti-manipulation rules under the Securities Exchange Act of 1934, as amended, including Regulation M may apply to sales of the shares of common stock by the selling stockholders.

     All expenses of registration of the common stock (other than commissions and discounts of underwriters, dealers or agents), estimated to be approximately $38,000, shall be borne by us. As and when we are required to update this prospectus, we may incur additional expenses in excess of this estimated amount.

                                  LEGAL MATTERS

     Certain legal matters in connection with the validity of the shares of common stock offered hereby have been passed upon for us by Bryan Cave LLP, 1290 Avenue of the Americas, New York, New York 10104.

                                     EXPERTS

     The consolidated financial statements of Terex Corporation and PPM Cranes, Inc. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Terex Corporation for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy such material at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. You can also find our SEC filings at the SEC's web site at http://www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

     1.   Annual Report on Form 10-K for the year ended December 31, 2001;

     2. Quarterly Report on Form 10-Q for the calendar quarter ended March 31, 2002;

     3. Quarterly Report on Form 10-Q for the calendar quarter ended June 30, 2002;

     4. The Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated April 1, 2002;

     5. Current Report on Form 8-K dated December 28, 2001 and filed with the SEC on January 15, 2002;

     6. Current Report on Form 8-K dated April 18, 2002 and filed with the SEC on April 18, 2002;

     7. Current Report on Form 8-K dated May 16, 2002 and filed with the SEC on May 17, 2002;

     8. Current Report on Form 8-K dated July 19, 2002 and filed with the SEC on July 22, 2002;

     9. Current Report on Form 8-K dated August 9, 2002 and filed with the SEC on August 9, 2002;

     10. Current Report on Form 8-K dated August 30, 2002 and filed with the SEC on August 30, 2002;

     11. Current Report on Form 8-K dated September 11, 2002 and filed with the SEC on September 16, 2002;

     12. Current Report on Form 8-K dated September 16, 2002 and filed with the SEC on September 17, 2002;

     13. Current Report on Form 8-K dated September 13, 2002 and filed with the SEC on September 20, 2002;

     14. Current Report on Form 8-K dated October 1, 2002 and filed with the SEC on October 1, 2002; and

     15. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated February 22, 1991, including any amendment or report filed with the Commission for the purpose of updating such description.

     This prospectus is part of a registration statement we have filed with the SEC relating to our common stock. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our common stock. The registration statement and exhibits and schedules are also available at the SEC's Public Reference Room or through its web site.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                Terex Corporation
                               500 Post Road East
                           Westport, Connecticut 06880
                                 (203) 222-7170
                                 Attn: Secretary

================================================================================



                                2,592,049 Shares



                                TEREX CORPORATION



                                  Common Stock



                                ________________

                                   PROSPECTUS
                                ________________




                                         , 2002



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table itemizes the expenses incurred by Terex Corporation ("Terex" or the "Company") in connection with the offering of the common stock being registered. All amounts shown are estimates except the Securities and Exchange Commission (the "Commission") registration fee.

                         Item                                            Amount
                         ----                                            ------

         Registration Fee - Securities and Exchange Commission........  $ 7,876
         Legal Fees and Expenses......................................   20,000
         Accounting Fees and Expenses.................................    5,000
         Miscellaneous................................................    5,000

             TOTAL....................................................  $37,876

Item 15. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law ("DGCL") and Terex's amended and restated by-laws provide for the indemnification of Terex's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Terex's amended and restated by-laws generally requires Terex to indemnify its officers and directors against all liabilities (including judgments, settlements, fines and penalties) and reasonable expenses incurred in connection with the investigation, defense, settlement or appeal of certain actions, whether instituted by a third party or a stockholder (either directly or indirectly) and including specifically, but without limitation, actions brought under the Securities Act, and/or the Securities Exchange Act of 1934, as amended (the "Exchange Act"); except that no such indemnification will be permitted if such director or officer was not successful in defending against any such action and it is determined that the director officer breached or failed to perform his or her duties to Terex, and such breach or failure constitutes (i) a willful breach of his or her "duty of loyalty", (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of the law, (iii) a violation of Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) a transaction where such individual derived an improper financial profit (unless it is deemed that such profit is immaterial in light of all of the circumstances) (collectively, "Breach of Duty"). Notwithstanding the foregoing, subject to certain exceptions, the restated by-laws provide that directors or officers initiating an action are not entitled to indemnification.

     The amended and restated by-laws of Terex also establish certain procedures by which (i) a director or officer may request an advance on his or her reasonable expenses, prior to the final disposition of an action, (ii) Terex may withhold an indemnification payment from a director or officer, (iii) a director or officer may be entitled to partial indemnification and (iv) a director or officer may challenge Terex's denial to furnish him or her with requested indemnification. Additionally, the restated by-laws provide that the adverse termination of an action against an officer or director, is not in and of itself sufficient to create a presumption that a director or officer engaged in conduct constituting a Breach of Duty.

                                      II-1

     Finally, Terex's restated certificate of incorporation contains a provision which eliminates the personal liability of a director to Terex and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's "duty of loyalty" (as further defined therein) to Terex or its stockholders, (ii) for acts or omissions not in "good faith" (as further defined therein) or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating in general to the willful or negligent payment of an illegal dividend or the authorization of an unlawful stock repurchase or redemption, or
(iv) for any transaction from which the director derived an improper personal profit to the extent of such profit. This provision of the restated certificate of incorporation offers persons who serve on the Board of Directors of Terex protection against awards of monetary damages resulting from negligent (except as indicated above) and "grossly" negligent actions taken in the performance of their duty of care, including grossly negligent business decisions made in connection with takeover proposals for Terex. As a result of this provision, the ability of Terex or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. Although the validity and scope of Section 145 of the DGCL has not been tested in court, the Securities and Exchange Commission (the "Commission") has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     Terex maintains a directors' and officers' insurance policy which insures the officers and directors of Terex from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of Terex.

Item 16. Exhibits

     (a)  Exhibits:

     4.1 Registration Rights Agreement dated as of September 18, 2002, by and among Terex Corporation and the Stockholders named therein.

     4.2 Agreement and Plan of Merger dated as of July 19, 2002, by and among Terex Corporation, Magic Acquisition Corp., Genie Holdings, Inc., and the Sellers named therein (incorporated by reference to Exhibit 1 to the Form 8-K filed by Terex Corporation on July 22, 2002).

     4.3 First Amendment to Agreement and Plan of Merger dated as of September 17, 2002, by and among Terex Corporation, Magic Acquisition Corp., Genie Holdings, Inc., and the Sellers named therein (incorporated by reference to Exhibit 1 to the Form 8-K filed by Terex Corporation on September 20, 2002).

     5.1 Opinion of Bryan Cave LLP as to the legality of securities being registered.*

     23.1 Consent of Bryan Cave LLP (included as part of Exhibit 5.1).*

     23.2 Consent of PricewaterhouseCoopers LLP.

     24.1 Power of attorney (included on signature page).

     ____________________
     * To be filed by amendment.

                                      II-2

Item 17. Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Company hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Company hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                      II-3

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, State of Connecticut, on October 3, 2002.


                                    TEREX CORPORATION


                                    By: /s/ Ronald M. DeFeo
                                       -----------------------------------------
                                       Ronald M. DeFeo
                                       Chairman, President, Chief Executive
                                       Officer and Chief Operating Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ronald M. DeFeo and Eric I Cohen, or either of them, as his true and lawful attorneys in fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post effective amendments) to this Registration Statement, and any related Rule 462
(b) Registration Statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney in fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents, or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Name                               Title                     Date
         ----                               -----                     ----

/s/ Ronald M. Defeo
_____________________       Chairman, Chief Executive Officer    October 3, 2002
 Ronald M. DeFeo            and Director (Principal Executive
                            Officer)

/s/ Phillip C. Widman
_____________________       Chief Financial Officer (Principal   October 3, 2002
 Phillip C. Widman          Financial Officer)

/s/ Mark T. Cohen
_____________________       Controller (Principal Accounting     October 3, 2002
 Mark T. Cohen              Officer)

/s/ G. Chris Andersen
_____________________       Director                             October 3, 2002
 G. Chris Andersen

/s/  William H. Fike
_____________________       Director                             October 3, 2002
 William H. Fike

/s/ Donald P. Jacobs
_____________________       Director                             October 3, 2002
 Donald P. Jacobs

/s/ Don DeFosset
_____________________       Director                             October 3, 2002
 Don DeFosset

/s/ Marvin B. Rosenberg
_____________________       Director                             October 3, 2002
 Marvin B. Rosenberg

/s/ David A. Sachs
_____________________       Director                             October 3, 2002
 David A. Sachs


                                      II-5


_____________________       Director
 Helge H. Wehmeier

                                  EXHIBIT INDEX

Exhibit No.                     Description
-----------                     -----------

4.1 Registration Rights Agreement dated as of September 18, 2002, by and among Terex Corporation and the Stockholders named therein.

4.2 Agreement and Plan of Merger dated as of July 19, 2002, by and among Terex Corporation, Magic Acquisition Corp., Genie Holdings, Inc., and the Sellers named therein (incorporated by reference to Exhibit 1 to the Form 8-K filed by Terex Corporation on July 22, 2002).

4.3 Agreement and Plan of Merger dated as of September 17, 2002, by and among Terex Corporation, Magic Acquisition Corp., Genie Holdings, Inc., and the Sellers named therein (incorporated by reference to Exhibit 1 to the Form 8-K filed by Terex Corporation on September 20, 2002).

5.1 Opinion of Bryan Cave LLP as to the legality of securities being registered.*

23.1 Consent of Bryan Cave LLP (included as part of Exhibit 5.1).*

23.2 Consent of PricewaterhouseCoopers LLP.

24.1 Power of attorney (included on signature page).

____________________
* To be filed by amendment.